

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 6, 2008

Mr. William M. Austin
Chief Financial Officer
Key Energy Services, Inc.
1301 McKinney, Suite 1800
Houston, TX 77010

   Re: Key Energy Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 001-08038

Dear Mr. Austin:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Jill S. Davis
         Branch Chief